Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 12, 2005

LJ INTERNATIONAL REPORTS 20% SALES GAIN IN FIRST QUARTER

Revenue Beats Forecast as Jeweler’s China Expansion Continues

HONG KONG and LOS ANGELES, CA, May 12, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today reported financial results for the first quarter, ending March 31, 2005. Revenue rose 20% over the first quarter of 2004. Earnings per fully diluted share were down $0.01 from a year earlier, reflecting the impact of additional shares issued from a recent private placement, higher interest expenses and costs related to the expansion of LJI’s Chinese retail operation.

Revenue for the first quarter of 2005 totaled $17.44 million. This was about $1.4 million above the top range of earlier guidance for the quarter, and it was 20% above the $14.5 million reported in the first quarter of 2004. The Company indicated that the sharp rise in sales was due both to higher orders from existing and new customers in all markets, along with a modest contribution from sales at newly opened outlets of LJI’s ENZO subsidiary in China. This represented the fifth consecutive quarter in which LJI recorded sales gains of 20% or more year-over-year.

Gross profit for the first quarter was $3.65 million, for a gross margin of 21%. This compares to gross profit of $3.44 million, or 24%, in the first quarter of 2004. The gross margin for the latest quarter improved sequentially from 17% in the fourth quarter of 2004. Selling, general and administrative expenses were $3.62 million. The Company showed an operating income in the first quarter of 2005 totaling $31,000, compared to operating income of $572,000 in the first quarter of 2004.

As a result, primarily of a sharp increase in interest expenses to $324,000 from $182,000 in 2004, net income in the first quarter of 2005 fell to $249,000 from $355,000 a year earlier. Earnings per fully diluted share over that time decreased to $0.02 from $0.03.

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LJI Chairman and CEO Yu Chuan Yih commented, “We are pleased to see another robust increase in sales, reflecting rising demand for our major customers in the U.S. and abroad. Most of the 20% increase was due to non-China sales, but we now have three Chinese retail outlets open – with four more to come in May – and these have started to make a contribution to overall revenue. For the near term, costs of our expansion into the Mainland China retail market will slow growth in net income even as sales continue to rise briskly, but we are confident that profit will once again grow at rates comparable to sales growth, or faster, as the start-up costs are absorbed. We also see sales continuing to expand in our older markets, with no significant clouds on the horizon.”

Balance Sheet Remains Strong

LJI’s balance sheet remained in its historical ranges, with cash and cash equivalents (including restricted cash) totaling $8.8 million on March 31, 2005, compared to $9.62 million on December 31, 2004. Restricted cash rose to $7.27 million from $6.39 million during the first quarter, while unrestricted cash and cash equivalents fell to $1.54 million from $3.23 million. Long-term debt was minimal and little changed, rising to $66,000 from $58,000.

Company Provides Second Quarter Guidance

LJI projects revenues for the second quarter to come in at a range of $17.5 to $18 million, representing an increase of 7% to 10% from a year ago. Net income is expected to come in at a range of $250,000 to $350,000, or $0.02 to $0.03 cents per fully diluted share.

Conference Call Information

The Company will conduct a conference call today, May 12, 2005 at 11:00 a.m. EST to review the first quarter 2005 financial results and for a Q&A session. The call will be hosted by Betty Ho, Vice President of Corporate Development. The conference call is accessible live via phone by dialing 888-338-6461, or 973-935-8509 for international callers, and asking for the LJ International call. Please call at least 10 minutes prior to the start time, or hear the call live over the Internet by logging on to the Company’s Website at http://www.ljintl.com .

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

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About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31
	2005	2004
	US$	US$
		(Restated,
		see Note 1)
Operating revenue	$17,439	$14,497
Costs of goods sold	(13,789)	(11,061)

Gross profit	3,650	3,436

Selling, general and administrative expenses	(3,619)	(2,864)

Operating income	31	572

Other revenue and expense
Other revenues	36	32
Share of results of investment securities (Note 1)	215	(66)
Impairment loss on goodwill	(1,493)	—
Interest expenses	(324)	(182)

(Loss) Income before income taxes and extraordinary gain	(1,535)	356
Income taxes	(102)	(1)

(Loss) Income before extraordinary gain	(1,637)	355
Extraordinary gain on negative goodwill (Note 1)	1,886	—

Net income	249	355

Earnings per share:
Basic	$0.02	$0.03

Diluted	$0.02	$0.03

Weighted average number of shares used in calculating diluted earnings per share	13,735,652	11,904,788

Note 1 -	On January 1, 2005, the Company paid $2,827,500 for new issuance of 3,900 common stock of Goldleaves International Limited (GIL), in which the Company had 20% equity interests and is classified as investment security as of December 31, 2004. The Company then became the major stockholder holding 98% equity interests in GIL, which became a subsidiary of the Company.

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LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	March 31	December 31
	2005	2004
	(Unaudited)
ASSETS	US$	US$
Current assets:
Cash and cash equivalents	1,535	3,228
Restricted cash	7,266	6,393
Trade receivables, net of allowance for doubtful accounts (US$284 as of March 31, 2005 and December 31, 2004)	12,148	15,653
Inventories	44,144	36,629
Prepayments and other current assets	1,480	2,539

Total current assets	66,573	64,442
Properties held for lease, net	1,438	1,452
Property, plant and equipment, net	5,107	4,673
Due from related parties	491	491
Goodwill, net	1,521	1,521
Investment securities, net (Restated, see Note 1)	—	1,792

Total assets	75,130	74,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,919	607
Notes payable, current portion	2,993	2,487
Capitalized lease obligation, current portion	22	19
Letters of credit, gold and other loans	20,244	21,911
Embedded derivative	1,462	1,462
Trade payables	7,413	9,553
Accrued expenses and other payables	3,588	4,631
Income taxes payable	104	68
Deferred taxation	87	87

Total current liabilities	38,832	40,825
Other payables, non-current	66	58

Total liabilities	38,898	40,883

Minority interest	109	—

Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized – 100 million shares, Issued –
13,109,658 shares as of March 31, 2005; 12,304,658 shares as of December 31, 2004	131	123
Additional paid-in capital	25,784	23,382
Accumulated other comprehensive loss	(175)	(151)
Unearned compensation	(37)	(37)
Retained earnings	10,420	10,171

Total stockholders’ equity	36,123	33,488

Total liabilities and stockholders’ equity	75,130	74,371

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